2006 ANNUAL REPORT


100
YEARS

Prepared for another solid century.

Bank of Granite
CORPORATION

A Year of Celebrations







100 YEARS
Bank of Granite
A CENTURY OF SOLID SERVICE






MACK'S




Another Century of Solid Service

Our 100th Anniversary year was marked by a series of celebrations of and for our employees, our customers, and our communities. In the course of revisiting our past, we affirmed our history of dedication to the idea of service first. We have consciously embraced the incredible technological advances of the past century without sacrificing the personal culture that is the hallmark of our success. Our people are recharged and ready for all of the challenges the next century may bring.

53 Consecutive Years of Increased Cash Dividends


$0.50
0.40
0.30
0.20
0.10
56
61
66
71
76
81
86
91
96
01
06

Cash Dividends Per Share *in dollars*

Amounts for periods prior to 2006 have been adjusted to reflect the 5-for-4 stock split distributed September 25, 2006.

Stock splits or stock dividends in these years: 1956, 1959, 1962, 1964, 1966, 1968, 1971, 1974, 1977, 1982, 1983, 1984, 1985, 1987, 1989, 1992, 1994, 1996, 1998, 2002, 2006.

Table of Contents

To Our Shareholders, Customers, and Friends...



Charles M. Snipes
Chairman & Chief
Executive Officer

Two thousand six was truly a remarkable and very successful year for our company. Highlights included our 100th Anniversary, continued growth and expansion, the addition of some tremendously talented bankers to our team, and record earnings.

The year marked our 100th Anniversary, a milestone few companies achieve. Our yearlong celebration focused on our customers, employees, the communities we serve, and our rich heritage. On October 12th the "big party" was held on the square in Granite Falls with the placement of our time capsule that will be opened in 2031.

We continue to be so very proud of our people and their dedication to our company, customers, and communities. They are involved in civic, educational, and religious arenas and work hard to make their communities better places to live and work. Our bank family provides outstanding leadership for many nonprofit organizations throughout our markets. We are so fortunate to have such a great group of caring banking professionals.

In December, R. Scott Anderson was named president of our holding company and bank. Scott is a dynamic and very capable leader, and he will be a key player in our future success and growth.

Joseph D. Crocker joined our Board of Directors in September. Mr. Crocker, a prominent retired North Carolina banker and civic leader, brings great experience and financial expertise to our board. He is well known throughout our state and served on our Hickory Board a number of years ago. He is currently Director of Operations for the Z. Smith Reynolds Foundation in Winston-Salem.

Our bank locations continued to change and grow in 2006. We now have 22 full-service offices in eight counties that represent three metropolitan statistical areas (MSAs). Statesville, our newest office, is located in the growing Iredell County area and is headed by veteran bankers, Gayle Harris and Donna Harris, who have served in that market for many years.

In Morganton, long-time Burke County bankers Earl Searcy and David Deal joined our team. Their leadership is already producing substantial growth in this key market. We continue to look for expansion opportunities in growth markets and plan to open offices in several new locations this year.

Two of our offices moved into new state-of-the-art facilities. The Boone office moved into its permanent location in early 2006, and the Viewmont office moved into its new location in the fourth quarter.

In addition, we continued to make substantial investments in human resources and technology during the year. We believe that these investments will contribute greatly to future growth and earnings.

We are pleased to report record earnings for 2006! Net income increased by 20.1% to $18.03 million compared to $15.01 million in 2005. Total assets, deposits, and loans were at all-time highs at year end. Each of our offices achieved either deposit growth or improvement in market share or market rank as a result of our outstanding customer service and the hard work and dedication of our bankers.

October 1906
Group of Granite Falls citizens obtain charter to organize Bank of Granite

December 1906



Bank of Granite first opens its doors

1906 – 1954



Many changes to downtown Granite Falls office including adding second floor, installing a drive-through window, and adding space to include the consumer loan department, by 1954 resources are $1.2 million, five employees, one office

May 1954
Bank purchased and reorganized by group of Caldwell County citizens wanting to broaden potential for service

Our cash dividend per share increased 11.9% making 2006 the 53rd consecutive year of higher dividends for our shareholders. In August, we announced a 5-for-4 stock split that issued one share of common stock for every four shares held. We were also pleased with our stock performance. At the end of 2006, the price was $18.97, an increase of 28% over the prior year.

As you examine this report, please refer to the financial charts and other important information about our company and our culture of service. We are excited about 2007, and we appreciate the support of our shareholders, customers, and friends. We welcome your ideas and suggestions and hope you will recommend our services to your family, friends, and neighbors.

Charles M. Snipes
Chairman & Chief Executive Officer

Five Year Performance Graph


180
160
140
120
100
80
60
2001
2002
2003
2004
2005
2006

Bank of Granite Corporation   SNL Bank Index ◻   NASDAQ Composite Total Return Index

This performance graph compares cumulative total return on our stock over the most recent five-year period with the NASDAQ Composite Total Return Index and the SNL Bank Index. Returns are shown on a total return basis, which assume the reinvestment of dividends. All of the stock performance data was independently prepared by SNL Financial LC of Charlottesville, Virginia.

May 1954



John Forlines, Jr. joins bank as President and Chairman of the Board of Directors

February 1960



Lenoir office opens, beginning a new era of growth

September 1960

Hudson office opens

July 1969

Original Granite Falls office relocated to modern Main Street facility

Setting the Standards for Service

Executive Team

Teamwork

"Turnover just under 7.5% in a 20% world is a powerful indication of our employee loyalty. We share goals so every employee knows what we need to accomplish. We will continue to reward performance, to educate, and to enrich. A 15% profit sharing is proof of reward and of teamwork."

Karen Warlick
Director of Human Resources

Technology

"The upgrade of our check processing system positioned us for a number of innovations slated for '07... among them electronic presentation of checks for payment drawn on other banks and cashed or deposited at Bank of Granite. Our guidelines for technology investments: customer convenience and profitability for our bank."

Mark Stephens
Chief Information Officer

Service

"Certainly we have products that our customers need and ask for but, in the end, it's about our people. It's the way we deliver that drives our stock. People who like what they do and are proud of the way they do it are our power. We nurture the culture of service."

Scott Anderson
Chief Operating Officer

Executive Team Members



From left to right: **Mark Stephens**, Senior Vice President & Chief Information Officer; **Kirby Tyndall**, Executive Vice President & Chief Financial Officer; **Corky Upchurch**, Senior Vice President & Office Administrator; **Charles Snipes**, Chairman & Chief Executive Officer; **Scott Anderson**, President & Chief Operating Officer; **Karen Warlick**, Senior Vice President & Director of Human Resources; **Gary Lackey**, Granite Mortgage President & Chief Executive Officer; **John Gabriel**, Senior Vice President & Chief Credit Officer

July 1970
Downtown Hickory office opens marking expansion into Catawba County

May 1979
Office opens in the Whitnel community of Lenoir

1979



Hickory office moves into permanent location across from Union Square downtown

September 1982



Charles Snipes joins Bank of Granite as Executive Vice President and Chief Administrative Officer

The Year at a Glance

Financial Highlights

	2006	2005	% change
Earnings			
Interest income	$ 86,541,783	$ 68,159,074	27.0%
Interest expense	31,778,230	20,173,144	57.5%
Net interest income	54,763,553	47,985,930	14.1%
Provision for loan losses	6,413,509	5,193,902	23.5%
Other income	12,507,115	11,911,287	5.0%
Other expenses	32,945,231	31,815,235	3.6%
Income before income taxes	27,911,928	22,888,080	21.9%
Income taxes	9,879,899	7,878,536	25.4%
Net income	$ 18,032,029	$ 15,009,544	20.1%
Per share			
Net income			
- Basic*	$ 1.12	$ 0.91	23.1%
- Diluted*	1.12	0.91	23.1%
Dividends*	0.48	0.42	14.3%
Book value*	9.27	8.66	7.0%
Average shares outstanding			
- Basic*	16,048,439	16,413,742	-2.2%
- Diluted*	16,104,018	16,469,047	-2.2%
At year-end			
Assets	$ 1,199,772,473	$ 1,106,724,022	8.4%
Deposits	963,836,692	879,111,425	9.6%
Loans (gross)	912,491,736	832,447,148	9.6%
Allowance for loan losses	15,787,114	13,923,884	13.4%
Stockholders' equity	146,433,504	139,847,991	4.7%
Ratios			
Return on average assets	1.56%	1.41%	
Return on average equity	12.57%	10.70%	
Average equity to average assets	12.42%	13.14%	
Efficiency ratio	48.26%	52.12%	

* Amounts for periods prior to September 25, 2006 have been adjusted to reflect the 5-for-4 stock split distributed September 25, 2006.

Market and Dividend Summary

2006	**Quarter 1**	**Quarter 2**	**Quarter 3**	**Quarter 4**
Price Range				
High*	**$ 16.60**	**$ 16.66**	**$ 18.10**	**$ 19.69**
Low*	**14.62**	**15.09**	**15.21**	**16.99**
Close*	**16.22**	**16.66**	**17.53**	**18.97**
Dividends*	**0.11**	**0.11**	**0.13**	**0.13**

2005	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High*	$ 16.82	$ 15.70	$ 17.45	$ 16.82
Low*	14.16	13.28	14.42	14.01
Close*	14.79	15.31	15.23	14.82
Dividends*	0.10	0.10	0.10	0.11

* Amounts for periods prior to September 25, 2006 have been adjusted to reflect the 5-for-4 stock split distributed September 25, 2006.

Board of Directors and Corporation Officers



Charles M. Snipes



John N. Bray



Joseph D. Crocker



Le N. Erwin



Paul M. Fleetwood, III



Hugh R. Gaither



James Y. Preston



Boyd C. Wilson, Jr., CPA

Board of Directors

Charles M. Snipes
Chairman & Chief Executive Officer,
Bank of Granite Corporation
Bank of Granite

John N. Bray
Vice Chairman,
Bank of Granite Corporation
Bank of Granite;
Chairman &
Chief Executive Officer,
Vanguard Furniture Co., Inc.

Joseph D. Crocker
Director of Operations,
Z. Smith Reynolds
Foundation

Le N. Erwin
Owner,
More Lace Gift Shop;
President,
Morris Investment Company

Paul M. Fleetwood, III
President, Corporate
Management Services, Inc.;
Treasurer, Catawba Valley
Building Supply, Inc.

Hugh R. Gaither
President & Chief Executive
Officer,
Flagship Brands, LLC

James Y. Preston
Of Counsel,
Parker, Poe, Adams &
Bernstein, LLP

Boyd C. Wilson, Jr., CPA
Executive Vice President,
Broyhill Investments, Inc.;
Vice President & Chief
Financial Officer, BMC
Fund, Inc.

Corporation Officers

Charles M. Snipes
Chairman &
Chief Executive Officer

R. Scott Anderson
President

Kirby A. Tyndall
Executive Vice President,
Secretary, Treasurer &
Chief Financial Officer

Melodie R. Mathes
Assistant Secretary &
Assistant Treasurer

September 1982
Resources $62 million with five offices in two counties

February 1984



Newton office opens

October 1985
Springs Road office in Hickory opens

July 1987
Viewmont office in Hickory opens, the fourth Catawba County office

Bank Officers

Charles M. Snipes
Chairman &
Chief Executive Officer

R. Scott Anderson
President &
Chief Operating Officer

Kirby A. Tyndall
Executive Vice President,
Secretary, Treasurer &
Chief Financial Officer

Samuel M. Black
Senior Vice President &
Regional Executive

Terry N. Freeman
Senior Vice President &
Regional Executive

Gayle H. Harris
Senior Vice President &
Regional Executive

Earl B. Searcy, III
Senior Vice President &
Regional Executive

John S. Gabriel, Jr.
Senior Vice President &
Chief Credit Officer

D. Mark Stephens
Senior Vice President &
Chief Information Officer

W. C. (Corky) Upchurch
Senior Vice President &
Office Administrator

Karen B. Warlick
Senior Vice President &
Director of Human Resources

Bennie R. Anderson
Vice President

T. Rahn Chase
Vice President

Karen R. Clark-Caruso
Vice President & Public
Relations/Marketing Director

Joy B. Coffey
Vice President

Boyd W. Coggins, Jr.
Vice President

Matthew B. Daye
Vice President

Kelly H. Farr
Vice President

D. Adam Flippin
Vice President

Robert E. Goodson
Vice President

Cindy E. Hamrick
Vice President &
SEC Reporting Officer

Pam T. Harwell
Vice President

Judy R. Hendrix
Vice President

Mike L. Holland
Vice President

Teresa F. Martin
Vice President

Gerald A. McGuire
Vice President

Donald D. McSwain
Vice President

David J. Paul
Vice President & Controller

Doug J. Phillips
Vice President

M. Stan Reece
Vice President

Kelly D. Stroud
Vice President

Nancy L. Summey
Vice President &
Compliance Officer

Sheila R. Taylor
Vice President &
Director of Training

Derek B. Titus
Vice President

Peter W. Whitener, Jr.
Vice President

H. Bernie Whitmer
Vice President

Janet H. Winkler
Vice President

Teresa L. Andrews
Assistant Vice President

Jon M. Blair
Assistant Vice President

David L. Deal
Assistant Vice President

Donna M. Harris
Assistant Vice President

Angela R. Lovelace
Assistant Vice President

Andrea J. McGowan
Assistant Vice President

Cheryl M. Mrozek
Assistant Vice President

Kathy E. Reagan
Assistant Vice President

Brenda T. Warren
Assistant Vice President

Adam M. Wingler
Assistant Vice President

Beverly M. Fry
Banking Officer

Rick H. Hallyburton
Banking Officer

Aaron R. Hughes
Banking Officer

Lee S. London
Financial Officer

Vicki A. Lovett
Banking Officer

Kelly C. Melton
Banking Officer

Sherry E. Robertson
Banking Officer

Samuel B. Stephenson
Banking Officer

Karen C. Stroup
Banking Officer

Carolyn A. Teague
Banking Officer

Dana F. Watson
Banking Officer

M. Randell Dula
Collections Officer

G. Wayne Bass
Vice President & Chief
Auditor

John R. Williams
Senior Auditor

Kris A. Siemer
Auditor

May 1987
Bank of Granite Corporation becomes a bank holding company

July 1989

Morganton office opens marking expansion into Burke County

November 1991
Hibriten office opens, the third Lenoir office and fifth in Caldwell County

January 1996
Another Hickory-area office opens in Long View

Officers, Dedicated Service, and Expansion

Mortgage Officers and Directors

Gary L. Lackey
President, Chief Executive Officer & Director

Pat L. Beyersdorfer
Senior Vice President

Lisa N. Clayton
Senior Vice President

Ruth A. Hudspeth
Senior Vice President

Ginger M. Nelson
Senior Vice President, Assistant Secretary & Assistant Treasurer

Arthur S. Newton, III
Senior Vice President

Ann C. Tucker
Senior Vice President

Natalie J. Dillard
Vice President

Tom L. Thuss
Vice President

Carolyn K. Alley
Assistant Vice President

Dixie L. Jones
Assistant Vice President

Donna T. Newton
Assistant Vice President & Assistant Secretary

Joe M. Perkins
Assistant Vice President

Sonya B. Gregory
Assistant Secretary

Charles M. Snipes
Chairman & Director

Kirby A. Tyndall
Secretary, Treasurer & Director

30+ Years



Of Bank of Granite's more than 275 employees, 12 celebrated more than 30 years with Bank of Granite.
From left to right: Vickie Maltba, 30 years; Gwen Key, 32 years; Pamela Harwell, 34 years; Janet Winkler, 38 years; Carolyn Teague, 31 years; Ben Davis, 33 years; Sheila Taylor, 37 years; Cheryl Bowman, 38 years; Kathy Starnes, 33 years; Melodie Mathes, 41 years; Judy Hendrix, 37 years; and Beverly Fry, 35 years.

New Offices and Renovations

The August opening of a lending office, followed in October by a full-service bank in downtown Statesville, marked the bank's first foray into Iredell County and closed the service gap between Catawba and Mecklenburg counties. Gayle Harris and Donna Harris are leading the development of the Iredell County market for the bank.

The new Boone office, under the leadership of Bennie Anderson and Joy Coffey, was dedicated in April. Extensive renovations were made to the Hickory Springs Road (circa 1985) and Newton (circa 1984) offices. A new Viewmont office was constructed just one block west of the original (circa 1987) which was demolished to make way for construction of a new Lowe's home improvement center.

April 1997
Office opens in Ingles grocery store in Baton community of Caldwell County

November 1997
Acquisition of mortgage specialists, GLL Associates, becomes Granite Mortgage, Inc.

March 1998



Mountain View office opens in southwest Hickory

May 1998
Vale office opens in Honey's Supermarket in southern Catawba County

Bank of Granite Banking and Mortgage Offices


Boone
Wilkesboro
Winston-Salem
Greensboro
High Point
Lenoir/Hibriten
Lenoir/Uptown
Lenoir/Whitnel
Hudson
Baton
Granite Falls/Main Office
Statesville
Hickory
Hickory/Viewmont
Hickory/LongView
Hickory/Springs Road
Salisbury
Morganton
Hickory/MountainView
Newton
Conover
Cornelius/Lake Norman
Charlotte/Uptown
Charlotte/SouthPark
Matthews
Fayetteville
Legend
☆ Main Office
Banking & Mortgage Offices
Banking Only Offices
Mortgage Only Offices

Main Office
☆ Granite Falls
828.496.2000

Burke County
- Morganton
828.439.2151 (Banking)
828.439.2170 (Mortgage)

Caldwell County
- Baton
828.728.1864
- Granite Falls
828.496.2027
- Hudson
828.728.1850
- Lenoir/Uptown
828.757.4040 (Banking)
828.757.4046 (Mortgage)
- Lenoir/Hibriten
828.757.4070
- Lenoir/Whitnel
828.757.4060

Catawba County
- Conover
828.464.4536 (Banking)
828.464.4587 (Mortgage)
- Hickory
828.345.6800 (Banking)
828.345.6850 (Mortgage)
- Hickory/Long View
828.345.6848
- Hickory/Mountain View
828.294.7000
- Hickory/Springs Road
828.345.6888
- Hickory/Viewmont
828.345.6868 (Banking)
828.345.2280 (Mortgage)
- Newton
828.466.5060

Cumberland County
- Fayetteville
910.484.7272

Forsyth County
- Winston-Salem
336.794-5300 (Banking)
336.760.4911 (Mortgage)

Guilford County
- Greensboro/High Point
336.878.5562

Iredell
- Statesville
704.871.3363

Mecklenburg County
- Charlotte/Uptown
704.945.6565 (Banking)
704.945.6581 (Mortgage)
- Charlotte/SouthPark
704.442.5900 (Banking)
336.760.4911 (Mortgage)
- Cornelius/Lake Norman
704.987.9990 (Banking)
704.655.3106 (Mortgage)
- Matthews
704.814.1200 (Banking)
704.814.1201 (Mortgage)

Rowan County
- Salisbury
704.633.8007

Watauga County
- Boone
828.264.4016 (Banking)
828.264.5387 (Mortgage)

Wilkes County
- Wilkesboro
336.667.8684 (Banking)
336.667.8175 (Mortgage)

2003
Vale office is sold

April 2003
Loan production offices open in Boone and Wilkesboro

July 2003



Corporation makes first bank acquisition and enters the Charlotte-area market with three offices: Uptown, SouthPark, and Lake Norman/Cornelius

August 2003
Boone and Wilkesboro become full-service banking offices

Moving Up, Growing, Remembering

2006 Promotions and Additions



R. Scott Anderson



Jeffrey F. Clanton



Boyd W. Coggins, Jr.



M. Randell Dula



Pamela T. Harwell



Michael L. Holland



Lee S. London



Nancy L. Summey



Adam M. Wingler



David L. Deal



D. Adam Flippin, Jr.



Gayle W. Harris



Donna M. Harris



Aaron R. Hughes



Andrea J. McGowan



Earl B. Searcy, III



Brenda T. Warren

Promotions: **R. Scott Anderson**, President of Bank of Granite Corporation and Bank of Granite; **Jeffrey F. Clanton**, Vice President; **Boyd W. Coggins, Jr.**, Commercial Banking Sales Manager; **M. Randell Dula**, Collections Officer; **Pamela T. Harwell**, Vice President; **Michael L. Holland**, Assistant Vice President; **Lee S. London**, Financial Officer; **Nancy L. Summey**, Vice President; and **Adam M. Wingler**, Assistant Vice President

Additions: **David L. Deal**, Assistant Vice President; **D. Adam Flippin, Jr.**, Vice President; **Gayle W. Harris**, Senior Vice President; **Donna M. Harris**, Assistant Vice President; **Aaron R. Hughes**, Banking Officer; **Andrea J. McGowan**, Assistant Vice President; **Earl B. Searcy, III**, Senior Vice President; and **Brenda T. Warren**, Assistant Vice President

In Remembrance



Flo Rogerson

Bank of Granite's Lenoir office lost a beloved member of its family last year when Flo Rogerson passed away after a long battle with cancer. From leaving the Philippines to raising her son, Jay, Flo did it her way, always with others in mind, and with a big smile on her face. She had an infectious personality – upbeat, warm, energetic, enthusiastic, and caring. People were always happier after being around Flo. A role model for many, Flo epitomized the Bank of Granite culture of delivering high quality service and received the 1999 Distinguished Service Award - the Bank's highest recognition of superior service. She was an inspiration and is missed by her customers, her co-workers, and by everyone at Bank of Granite.

Community Involvement

Bank of Granite continues its 100-year tradition of helping the community and encouraging involvement among its employees. In 2006, they continued this legacy with involvement in many projects. Here are just a few:

- Education – Employees participated with education projects throughout the area including an ABA-sponsored national "Teach Children to Save" event in five counties, monthly "Bank Days" to promote savings for Baton Elementary students, and teaching management skills to students at William Lenoir Middle School through a five-month program
- Forever Young Social Dance for anyone over 50
- School Programs, Mentoring, and Tutoring – employees at most bank offices tutored and/or mentored, putting in hundreds of volunteer hours each year
- Conducted a bank-wide identity theft awareness campaign and offered customer document shredding days
- Participated in the *Directions* programs for displaced workers at CCC&TI
- Raised more than $25,000 for March of Dimes
- Cornelius office employees participated in the "Don't Be a Victim" seminar along with the North Mecklenburg Senior Citizens Group to give tips on topics including personal safety awareness and identity theft
- Delivered meals to senior citizens through the Meals on Wheels program
- During the holidays, each office selected a holiday project within their community or neighborhood



Claudia Pitts, Cecilia Chiok, and Juan Ramirez

- Tellers Cecilia Chiok and Juan Ramirez and Customer Service and Sales Representative Claudia Pitts and other employees offered educational seminars for members of the Hispanic community on a variety of basic banking topics

DSA Recipient



Cheryl Bowman

Cheryl Bowman, Loan Services Department Supervisor, received the 2006 Distinguished Service Award. Cheryl joined the bank in 1968 in the bookkeeping department. She moved to loan services in 1972 and has been there ever since. The Distinguished Service Award has been presented annually since 1964. A committee selects the recipient based on employee performance, team spirit, attendance, and community service.

November 2003
Matthews lending office opens

December 2003



Conover office opens

October 2004



Winston-Salem office opens

2004
Breaks ground for new permanent Boone and Wilkesboro offices

Our Local Boards

Local Boards of Directors

CHARLOTTE / MECKLENBURG

Robert D. Culbertson*
President,
The Morehead Group

Samuel M. Black
Senior Vice President,
Bank of Granite

Dr. Ki-Hyun (Kenny) Chun, CPA
Chief Executive Officer,
Chun Group, Inc

Teresa L. Hawkins
Engineer,
Stewart Engineering

James L. McCoy, Jr.
Executive Vice President,
First Tryon Securities

Penny J. Parks
President & Chief
Executive Officer,
Parks Consulting

David M. Sidbury
President,
David M. Sidbury, Inc.

Betty B. Trautwein
Managing Director,
Carolinas Resources
Connection

Howard E. Virkler
Chairman,
The Virkler Company;
President & Chief
Executive Officer,
American MyBeau

GRANITE FALLS

Rudy L. Snow*
Sales & Marketing,
Menzies-Southern Hosiery

Claudia D. Bujold
Civic & Community Leader

Dr. T. Eugene Carpenter
Gardner Webb University

Beverly M. Fry
Banking Officer,
Bank of Granite

Barry C. Hayes
Owner,
Hayes & Co.

Larry L. Huffman
Pharmacist & Owner,
Granite Drug Center

Michael M. Mackie
President,
Mackie Furniture Co.

Dr. Dan N. Stallings
Real Estate Development

Linda K. Story
Town Manager,
Granite Falls

Mary Frances B. Sullivan
Civic & Community Leader

HICKORY

Frances R. Hilton*
Civic & Community Leader

Iris K. Barrett
Founder & Owner,
"The Word is My Life"

J. Steven Brackett
Attorney

Jeffery P. Bronnenberg
President & Chief
Executive Officer,
Jeflyn, Inc. & Four Oaks
Capital Management

Lee G. Brown
President,
LB Enterprises, Inc.

Forest M. Gaines
President,
Gaines Motor Lines

Kathryn T. Greathouse
Director, Partner,
Greathouse Construction Co.

James L. Houston, Jr.
Retired Senior Vice President,
Wheat First Butcher Singer

Dr. J. Ward Kurad
President,
Legends Development, LLC

Landon B. Lane, Jr.
Private Investor

Steve M. Mull
Civic & Community Leader

Jill J. Patton
President,
Johnson Hosiery Mills, Inc.

David H. Sain
Retired Area General
Manager,
Lowe's Companies, Inc.

Kenneth R. Turnmyre
President,
VESCO Industrial Trucks

W. C. (Corky) Upchurch
Senior Vice President,
Bank of Granite

Rosemary Bass Young
President,
Bass-Smith Funeral Home &
Crematory

HUDSON

W. Barry Spicer*
Corporate Risk Manager,
Hickory Springs
Manufacturing

Jimmy D. Hemphill
Retired Assistant to the
President,
Caldwell Community College

Judy R. Hendrix
Vice President,
Bank of Granite

Carolyn A. Icard
Literacy Specialist,
Burke County Schools

William M. Lovelace, Jr.
Retired President,
Hudson Drug Co.

Dr. Paul Moss
Retired Physician

Bryce H. Sherrill
Retired Vice President,
Bank of Granite

Tim R. Sigmon
Manager,
Sigmon's Fashions, Inc.

J. C. Sullivan
President,
Bost Lumber Co.

William (Bill) R. Warren
Owner,
The Gold Mine

January 2005
Charles Snipes named Chief Executive Officer

April 2005
Matthews becomes the 21st full-service banking office

October 2005



Wilkesboro office moves to new permanent location

January 2006



John Forlines retires after 52 years with the bank, Charles Snipes named Chairman of the Board

Local Boards of Directors

LENOIR

Margaret (Peg) Broyhill*
Branch Manager,
First Vice President
Investments,
Wachovia Securities

David W. Barlow
Owner/Broker,
Barlow & Triplett Realty, Inc.

T. Rahn Chase
Vice President,
Bank of Granite

Houston H. Groome, Jr.
Attorney,
Groome, Tuttle, Pike & Blair

Helen P. Hall, Ed.D.
Field Supervisor,
Appalachian State
University

Leslie D. Hines, Jr.
Chairman,
Nelson Oil Company

Dr. F. Ted Holcher
Dentist

William F. Howard, III
Vice President of Human
Resources,
Bernhardt Furniture
Company

Douglas W. Johnson
Chief Executive Officer,
Blue Ridge Electric
Membership Corporation

Dr. Donald W. Lackey
Retired Veterinarian

Scott R. Ross
Vice President & General
Manager,
Autumn House, Inc.

Dr. Parker T. Williamson
Executive Editor of PLC
Publications;
Chief Executive Officer,
Presbyterian Laymen's
Committee

MORGANTON

Dr. Alfred W. Hamer, Jr.*
Retired Obstetrician/
Gynecologist

John F. Black, Jr.
President,
Black & Associates

Reverend Dr. Thomas A. Bland, Jr.
Minister,
First Baptist Church

F. Keith Bowers
Co-Owner,
Bowers Nationwide
Insurance

P. Spencer Cash
President,
Mimosa Insurance, LLC

Sharon S. Marlow
Owner & Managing Broker,
Sharon Marlow Realty

Robert T. McGimsey
Certified Public Accountant

Reverend W. F. (Mac) McIntosh
Retired Educator, Burke
County Public Schools

Peggy M. Saunders
Attorney

Earl B. Searcy, III
Senior Vice President,
Bank of Granite

NEWTON/CONOVER

Larry A. Bowman*
Civic & Community Leader

George W. Clark
President & CEO,
Catawba Sox, Inc.

R. Gary Corne
Attorney,
Corne, Corne & Grant

Dr. J. Rick Davis
Principal Owner,
Newton Vision Center

C. Ralph Hinson
President,
Tarason Labels

Jerry T. Hodge
Sales Manager,
GDS/Republic Services of NC

Carolyn V. Isenhower
Civic & Community Leader

Vicki A. Lovett
Banking Officer,
Bank of Granite

David B. Radke
President,
InterContinental Corp.

C. Leon Robinson
President,
Robinson Builder's Mart

H. Bernie Whitmer
Vice President,
Bank of Granite

WILKES COUNTY

Jack A. Underdown*
Appraiser and Realtor

James W. Cook
President,
Cooks Inc.

Matthew B. Daye
Vice President,
Bank of Granite

Mike D. Miller
President,
Miller Brothers Lumber

Mark Pavlansky
President,
Hibco Plastics

Walter W. Stroud
President,
American Specialty
Window & Door

Carron H. Suddreth
President,
Care Concepts, Inc.

**Denotes Chairman*

February 2006
Boone office moves to new permanent location

March 2006
Bank assets reach $1.1 billion, with more than 275 employees, 21 offices in seven North Carolina counties

September 2006
Bank enters Iredell County market with a lending office in Statesville, marking its 22nd office and eighth county

October 2006

Bank celebrates 100th Anniversary with Time Capsule placement ceremony and employee celebration

Bank of Granite Corporation and Subsidiaries

Condensed Consolidated Balance Sheets December 31, 2006 and 2005

		2006		2005
ASSETS:				
Cash and cash equivalents	$	**49,981,255**	$	57,481,919
Investment securities, available for sale		**134,312,576**		112,319,269
Investment securities, held to maturity		**35,253,592**		41,363,437
Loans (net of allowances of $15,787,114 in 2006 and $13,923,884 in 2005)		**896,704,622**		818,523,264
Mortgage loans held for sale		**11,796,899**		14,219,444
Premises and equipment, net		**13,426,075**		14,805,876
Investment in bank owned life insurance		**26,925,411**		19,692,889
Intangible assets		**11,044,083**		11,129,997
Accrued interest receivable and other assets		**20,327,960**		17,187,927
Total assets	$	**1,199,772,473**	$	1,106,724,022
LIABILITIES AND STOCKHOLDERS' EQUITY:				
Demand deposits	$	**144,635,530**	$	147,576,746
NOW, money market and savings deposits		**369,461,962**		328,056,650
Time deposits		**449,739,200**		403,478,029
Total deposits		**963,836,692**		879,111,425
Overnight and other borrowings		**74,839,651**		77,412,646
Accrued interest payable and other liabilities		**14,662,626**		10,351,960
Total liabilities		**1,053,338,969**		966,876,031
Stockholders' equity		**146,433,504**		139,847,991
Total liabilities and stockholders' equity	$	**1,199,772,473**	$	1,106,724,022

Condensed Consolidated Statements of Income For the Years Ended December 31, 2006, 2005 and 2004

		2006		2005		2004
Interest income	$	**86,541,783**	$	68,159,074	$	55,265,889
Interest expense		**31,778,230**		20,173,144		13,107,985
Net interest income		**54,763,553**		47,985,930		42,157,904
Provision for loan losses		**6,413,509**		5,193,902		5,439,160
Net interest income after provision for loan losses		**48,350,044**		42,792,028		36,718,744
Other income		**12,507,115**		11,911,287		11,256,723
Other expenses		**32,945,231**		31,815,235		29,114,940
Income before income taxes		**27,911,928**		22,888,080		18,860,527
Income taxes		**9,879,899**		7,878,536		6,142,307
Net income	$	**18,032,029**	$	15,009,544	$	12,718,220
Per share amounts:						
Net income, basic*	$	**1.12**	$	0.91	$	0.76
Net income, diluted*		**1.12**		0.91		0.76
Dividends*		**0.48**		0.42		0.39
Book value*		**9.27**		8.66		8.47

* Amounts for periods prior to September 25, 2006 have been adjusted to reflect the 5-for-4 stock split distibuted September 25, 2006.

Forward Looking Statements

The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers or vendors, actions of government regulators, the level of market interest rates, and general economic conditions.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Bank of Granite Corporation
Granite Falls, North Carolina

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of Granite Corporation and subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated March 9, 2007, expressing unqualified opinions (which are not included herein) are included in Item 8 of Form 10-K for the year ended December 31, 2006. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2006 condensed consolidated financial statements in relation to the 2006 complete consolidated financial statements. The consolidated financial statements of Bank of Granite Corporation and subsidiaries as of December 31, 2005 and for the two years then ended, before the effects of the adjustments to retrospectively reflect the 2006 5-for-4 stock split effected in the form of a stock dividend as disclosed in Notes 1 and 8 to the consolidated financial statements, were audited by other auditors whose report dated March 2, 2006 expressed an unqualified opinion on those statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006 and the related condensed consolidated statement of income for the year then ended, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Dixon Hughes PLLC
Charlotte, North Carolina
March 9, 2007

October 2006
Statesville office becomes full-service

November 2006

Viewmont office opens in new location

December 2006

Scott Anderson named president of Bank of Granite Corporation and Bank of Granite

December 2006
Bank announces 53rd consecutive year of increased dividends to shareholders

Shareholder Information

COMMON STOCK

Bank of Granite Corporation's (the "Company's") common stock trades on The NASDAQ Global Select Market℠ under the symbol GRAN. Price and volume information is contained in *The Wall Street Journal* and most major daily newspapers in the NASDAQ section.

ANNUAL MEETING

The Annual Meeting of the shareholders of the Bank of Granite Corporation will be held at 10:30 am, Monday, April 23, 2007, at the Holiday Inn Select, 1385 Lenoir-Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

EQUAL OPPORTUNITY EMPLOYER

The Company provides equal employment opportunity for all qualified and legal employees and applicants regardless of race, religion, color, sex, national origin, age, veteran status or disability (physical or mental impairment), to the extent that the Company is able to make reasonable accommodation to those with disabilities, in accordance with applicable federal laws. In addition, the Company complies with applicable State and local laws governing non-discrimination in employment in every facility. This policy applies to all terms and conditions of employment including, but not limited to, hiring, placement, promotion, termination, layoff, recall, transfer, leave of absence, compensation, benefits, and training.

COPIES OF FORM 10-K

Copies of Bank of Granite Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by shareholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing:

Kirby A. Tyndall, Secretary & Treasurer
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
(email: ktyndall@bankofgranite.com)

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, 908.497.2300 or 800.368.5948. For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments and other issues, visit our Transfer Agent's web site at www.rtco.com.

DIVIDEND REINVESTMENT

Record holders (not held by broker) of 100 shares or more of Bank of Granite Corporation stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR").

SHAREHOLDER INFORMATION

For additional information, contact:
Melodie R. Mathes, Shareholder Relations
Bank of Granite Corporation
Post Office Box 128
Granite Falls, North Carolina 28630
828.496.2022
(email: mmathes@bankofgranite.com)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes PLLC
6525 Morrison Boulevard, Suite 516
Charlotte, North Carolina 28211

MARKET INFORMATION

Bank of Granite Corporation operates an independent community bank based in the Catawba Valley and a mortgage banking company based in the Triad, serving customers from the High Country of the Blue Ridge Mountains, throughout the Foothills, and into the Piedmont and the Charlotte Metro area.

A Year of Celebrations















100 YEARS
Bank of Granite
A CENTURY OF SOLID SERVICE






May this time capsule
preserve our heritage, celebrate our past,
offer a glimpse of our present, and inspire a future
dedicated to the legacy of superior service
to our customers and communities.

Placement Ceremony – October 12, 2006
Employee Dedication – October 14, 2006
Unearthing Date – October 12, 2031

END

Bank of Granite
CORPORATION
www.bankofgranite.com

Printed on acid-free Mohawk 50/10 paper which includes 15% post-consumer content.